VANCOUVER OFFICE Suite 400 – 837 West Hastings Street Vancouver, BC V6C 3N6 CANADA T E L : (604) 687-1717 F A X : (604) 687-1715 WEB: www.augustaresource.com

August 20 2010

Craig H. Arakawa
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.
20549-4628

Dear Mr. Arakawa

Subject:	Augusta Resource Corporation
Form 40-F for the Fiscal Year Ended December 31, 2009
Filed March 25, 2010
File No. 001-32943

We are in receipt of your letter dated August 6, 2010 which asks that Augusta Resource Corporation (the “Company” or “Augusta”) provide the United States Securities Exchange Commission (“SEC”) with information to better understand the following disclosures made in the Company’s December 31, 2009 financial statements. Your questions and our responses are as follow:

Note 2 Summary of Significant Accounting Policies, page 10

Mineral Properties and Deferred Development Costs, page 11

Question 1:

We note the disclosures indicating that, once a mine has achieved commercial production, mineral properties are depleted on a units-of-production basis. Tell us the categories of reserves or resources that are considered in determining total units to be produced, i.e. denominator, for the purposes of both Canadian and US GAAP.

Response

The mineral reserve estimate has been prepared in compliance with Canadian NI 43-101 and United States Securities And Exchange Commission Industry Guide 7 standards. The mineral reserve estimates were prepared by Mr. Robert Fong, P. Eng., Principal Mining Engineer for Moose Mountain Technical Services. Mr. Fong meets the requirements for an independent qualified person under the NI 43-101 standards. The category of reserves or resources that were considered in determining total units to be produced is the proven and probable reserves (i.e. the denominator for the purposes of both Canadian and US GAAP). According to the Company’s January 9, 2009 updated bankable feasibility study, the total number of tons in the proven and probable reserves category is 616,312,000 tons of which 158,249,000 tons are in the proven category and 458,063,000 tons are in the probable category. The mineral properties and deferred development costs will be depleted on a units-of-production basis over the proven and probable reserves.

RIGHT PEOPLE. RIGHT PLACE. RIGHT PLAN.	STOCK SYMBOL: TSX - AZC

CONTINUED Page 2

Question 2:

We note your policy regarding capitalization of pre-production expenditures. Tell us the nature and amount of any costs capitalized under this policy as of December 31, 2009.

Response

Since the Rosemont project is still in the development stage, we have not yet incurred any preproduction expenditures.

Foreign Currencies, page 12

Question 3:

We note your accounting policy on foreign currencies indicate that your functional currency has changed from Canadian dollars to US dollars. With reference to FASB ASC subparagraph 830-10-45-2, please describe the salient economic facts and circumstances that changed in 2009 to indicate that your functional currency is the U.S. dollar.

Response

The Company began to transform towards a development stage enterprise during the second half of 2008. Prior to that time all financings and many expenditures were in Canadian dollars. The Company’s primary source of financing and expenditures began to change after the completion of the bankable feasibility study in August 2008. The Company upon completing its 2009 budget, reviewed the factors to be considered under FASB ASC subparagraph 830-10-45-2 and determined that as a result of these new facts, as of January 1, 2009, the Company’s functional currency was the USD.

Note 4. Discontinued Operations, page 15

Question 4:

Explain to us your basis for considering the uncollected portion of the notes receivable from Ely Gold & Minerals in determining the amount of the gain on the disposition of the Mount Hamilton, Shell and Monte Cristo properties. As part of your response, explain to us how you determined that collection of the receivable was reasonably assured. In this regard, we note that financial statements of Ely Gold & Minerals for the year ended December 31, 2007 and 2008 disclosed substantial doubt about the company’s ability to continue as a going concern.

Response

At the time of the sale of the mineral properties to Ely Gold & Minerals (“Ely”), Augusta was familiar with the properties and understood the ability to raise funds for these properties. Given this understanding of the properties, we determined ELY would be able to raise equity financing, which Ely has been able to do successfully since the time of acquiring the properties (i.e. during 2007, they raised approximately $2 million). This ability to raise funds provided in our view assurance the receivable was collectible.

The basis for determining the $543,177 gain from the sale of the Properties was computed as the excess fair value of the Ely warrants and the present value of the $5,000,000 payable over five annual payments over the carrying value of the Properties on the date of disposition. Given our analysis of Ely’s ability to pay, the full value of the ELY receivable was used in the calculation on the gain.

CONTINUED Page 3

Note 17 Differences between United States and Canadian GAAP, page 31

Mineral Property Expenditures

Question 5:

Provide us an analysis of mineral property and deferred development costs that shows, in reasonable detail, the nature, timing and amount of costs capitalized under US GAAP as of December 31, 2009.

Response

Mineral property expenditures consists of acquisition related costs including claim fees, option payments and property acquisition costs. Deferred development costs include cost of feasibility study, field office costs, engineering and other property related expenditures. US GAAP note 15(a) “Mineral Property Expenditures” refers to both mineral property and deferred development expenditures whereas mineral properties and deferred development costs are shown under separate captions under our Canadian GAAP financial statements. Exploration expenditures incurred prior to obtaining a positive feasibility study indicating proven and probable reserves were capitalized under Canadian GAAP but expensed under US GAAP.

The following table is a continuity of mineral property and deferred development expenditures since inception:

		Canadian GAAP expenditures
	Canadian
	GAAP,
	Beginning	Acquisition		Expensed	US GAAP,
	Balance	related	Expenditures	under US GAAP	Ending Balance
Mineral property	$–	25,665,438	–	–	$25,665,438

Deferred development costs	$–	–	64,516,724	(22,755,313)	$41,761,411

CONTINUED Page 4

The following table summarizes the amount that would have been expensed under US GAAP:

Assaying	$444,053
Claims	529,642
Consulting	5,783,937
Salaries and benefits	578,985
Drilling	10,821,327
Engineering	2,284,705
Legal	906,888
Metallurgy	603,269
Permitting	499,999
Other	302,508
$22,755,313

Question 6:

Reconcile cumulative mineral property expenditures through December 31, 2009 per the US GAAP statement of operations to the corresponding amounts per the US GAAP statement of cash flows.

Response

The following table summarizes the cumulative mineral property expenditures through December 31, 2009 per the US GAAP statement of operations to the corresponding amounts per the US GAAP statement of cash flows:

Mineral property expenditures expensed under US GAAP	$22,755,313
Changes in accounts payable	1,107,225
Mineral property spent (per statement of cashflows) under US GAAP	$23,862,538

Share Purchase Warrants

Question 7:

We note your reconciliation from Canadian GAAP to US GAAP includes an adjustment of $967,963 which you attribute to differences in the fair value of your warrants. Please explain why the fair value of these instruments has been determined to be different for US and Canadian GAAP purposes, providing details of the valuation methods you have used to determine fair value for each basis of accounting.

Response

We agree the wording could be clarified in future filings as the reconciling item is not due to differences in fair value. The Company issued share purchase warrants (the “Warrants”) pursuant to two equity financings. Under Canadian GAAP, the Company calculated the fair value attributable to the Warrants using the Black-Scholes Option Pricing Model (“Black-Scholes Model”), which would have been the same under US GAAP. However, under Canadian GAAP, the fair value of the warrant is considered part of contributed surplus and the fair value is not re-valued at each reporting date. Upon exercise, the fair value of the Warrants is transferred to common shares.

CONTINUED Page 5

Under EITF 07-05, the fair value of the Warrants are treated as a liability and are revalued at each reporting period using the Black-Scholes Model with the gain/loss going to the statement of operations.

In closing, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in our filings. Any staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filings. The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the information we have provided to you suffice. Should you have any further questions, please do not hesitate to either contact me at (303) 300-0137 or Mr. Gordon Jang, our Vice-President, Corporate Controller, at (604) 638-2008.

Sincerely,

AUGUSTA RESOURCE CORPORATION

N. Raghunath Reddy
Senior Vice-President and Chief Financial Officer